UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CADENCE PHARMACEUTICALS, INC.

(Name of Subject Company)

CADENCE PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Peter G. Edwards, Esq.

Cadence Pharmaceuticals, Inc.

c/o Mallinckrodt

675 James S. McDonnell Blvd.

Hazelwood, MO 63042

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cadence Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Madison Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Mallinckrodt plc, an Irish public limited company (“Parent” or “Mallinckrodt”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $14.00 per Share, net to seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 19, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at the end of the day, 12:00 midnight, New York City time, on March 18, 2014. Computershare Trust Company, N.A., the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 78,396,180 Shares had been validly tendered into and not properly withdrawn pursuant to the Offer (excluding Shares subject to guaranteed delivery procedures that were not validly tendered prior to the expiration date of the Offer) as of the expiration date, representing approximately 87.9% of the Shares outstanding as of such time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer constitutes a majority of the outstanding Shares on a fully diluted basis and therefore satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) was converted automatically into the right to receive the Offer Price. All Shares that were converted into the right to receive the Offer Price shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NASDAQ Stock Market and deregistered under the Securities Exchange Act of 1934, as amended.

The full text of the press release issued on March 19, 2014, announcing the expiration and results of the Offer is filed as Exhibit (a)(12) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(12)	Press release, dated March 19, 2014 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CADENCE PHARMACEUTICALS, INC.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

Dated: March 19, 2014